Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

May 20, 2021

Dillon Hagius U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Iron Spark I Inc. Registration Statement on Form S-1 Filed May 6, 2021 File No. 333-253775

Dear Mr. Hagius:

On behalf of our client, Iron Spark I Inc. (the “Company”), we hereby provide a response to the comments issued in a letter dated May 17, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

Dillon Hagius May 20, 2021 Page 2

Form S-1 amendment #2 filed May 6, 2021

Use of Proceeds, page 51

1.            It appears that you include the gross proceeds from the private placement shares offered in the private placement in your calculation of  '% of public offering size in your table'. Please provide us with your analysis supporting the 104% or revise.

Response: As discussed with the Staff, the Company determined that the amount held in the trust account was 104% of the offering size as follows:

•	To determine the amount in trust, the Company started with the offering amount ($175,000,000), added the private placement amount ($12,400,000), subtracted the underwriter’s up-front commission ($3,500,000), subtracted the offering expenses ($900,000), and subtracted working capital after the offering ($1,000,000), resulting in $182,000,000 to be deposited to the trust account.
•	To determine the percentage of public offering size, the Company divided the amount in the trust account ($182,000,000) by the public offering amount ($175,000,000), resulting in 1.04, or 104% of the offering size.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner